SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of, November, 2007

Commission File Number 001-14620

Crystallex International Corporation
(Translation of registrant's name into English)

18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _____             Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____             No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibits

99.1	Technical Report Update on the Las Cristinas Project, Bolivar State, Venezuela, November 7, 2007.
99.2	Consent of Thomas Dyer.
99.3	Consent of John Goode.
99.4	Consent of Steven Ristorcelli.
99.5	Consent of Richard Spencer.
99.6	Certificate of Qualified Person, David Evans.
99.7	Certificate of Qualified Person, Helen E. Jackson.
99.8	Certificate of Qualified Person, Ljiljana Josic.
99.9	Certificate of Qualified Person, Henri Pilakani Sangam.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)

Date: November 9, 2007	By:	/S/ ROBERT CROMBIE
		Name:	Robert Crombie
		Title:	Senior Vice President, Corporate Development